FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number 0-21250

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gymboree 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gymboree Corporation
700 Airport Boulevard
Suite 200
Burlingame, CA 94010-1912

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gymboree Corporation

Date: June 27, 2002	By	/s/ Myles McCormick

Myles McCormick

SIGNATURE
INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
CONSENT OF INDEPENDENT ACCOUNTANTS

Gymboree 401(k) Plan
Financial Statements
December 31, 2001 and 2000

GYMBOREE 401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Schedule of Assets Held for Investment Purposes

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Gymboree 401(k) Plan

We have audited the financial statements of the Gymboree 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California
May 24, 2002

GYMBOREE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000

Assets:
Investments, at fair value	$6,300,709	$6,400,840
Participant loans	130,647	172,063

Net assets available for benefits	$6,431,356	$6,572,903

See notes to financial statements

GYMBOREE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2001	2000

Additions to net assets attributed to:
Investment income:
Dividends and interest	$124,113	$413,799
Net realized and unrealized depreciation in fair value of investments	(1,300,628)	(1,223,750)

	(1,176,515)	(809,951)

Contributions:
Participants’	1,534,626	1,361,461
Employer’s	258,839	242,529

	1,793,465	1,603,990

Total additions	616,950	794,039

Deductions from net assets attributed to:
Withdrawals and distributions	758,497	1,217,502

Total deductions	758,497	1,217,502

Net decrease in net assets	(141,547)	(423,463)
Net assets available for benefits:
Beginning of year	6,572,903	6,996,366

End of year	$6,431,356	$6,572,903

See notes to financial statements.

GYMBOREE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Gymboree 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1992 by The Gymboree Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Putnam Fiduciary Trust Company (Putnam) to act as the custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan are held by Putnam and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, a common collective trust and company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated April 1997. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of mutual funds, a common collective trust and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds and a common collective trust are managed by Putnam, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 2001 and 2000, the Company matched 50% of each eligible participant’s contribution, not to exceed $500 per year.

Vesting — Participants are immediately vested in all contributions and related earnings.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits — Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account, or installments over a period not to exceed the participants lifetime, the lifetime of their designated beneficiary or their life expectancy. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 6.50% to 10.50%.

NOTE 4 — INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31:

	2001	2000

Putnam:
The George Putnam Fund of Boston	$404,842	$274,769
Investors Fund	1,635,580	2,019,468
Voyager Fund	1,030,982	1,100,508
Diversified Income Trust	228,683	194,093
New Opportunities Fund	771,020	801,205
International Growth Fund	948,336	1,066,545
Stable Value Fund	923,221	628,406
Gymboree common stock	357,522	315,846
Cash	523
Participant loans	130,647	172,063

Assets held for investment purposes	$6,431,356	$6,572,903

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2001	2000

Mutual funds and common collective trust	($1,312,131)	($1,420,097)
Gymboree common stock	11,503	196,347

	($1,300,628)	($1,223,750)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 and 2000 was as follows:

Date	Number of shares	Fair value	Cost

2001	29,968	$357,522	$303,920
2000	22,764	315,846	288,840

NOTE 6 — PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

GYMBOREE 401(k) PLAN	EIN: 94-2615258

PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value

Putnam:
* The George Putnam Fund of Boston	Mutual Fund	$404,842
* Putnam Investors Fund	Mutual Fund	1,635,580
* Putnam Voyager Fund	Mutual Fund	1,030,982
* Putnam Diversified Income Trust	Mutual Fund	228,683
* Putnam New Opportunities Fund	Mutual Fund	771,020
* Putnam International Growth Fund	Mutual Fund	948,336
* Putnam Stable Value Fund	Common Collective Trust	923,221
* Gymboree common stock	Common Stock	357,522
Cash	Pending Account	523
* Participant loans	Interest rates ranging from 6.50% to 10.50%	130,647

	Total	$6,431,356

* Party-in-interest

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74269) of The Gymboree Corporation of our report dated May 24, 2002, with respect to the financial statements and schedule of the Gymboree 401(k) Plan included in this Annual Report on Form 11-K.

By	/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California
June 26, 2002